

September 24, 2014

<u>Via E-mail</u>
Paul Price
Chief Executive Officer
Creative Realities, Inc. (f/k/a Wireless Ronin Technologies, Inc.)
55 Broadway, 9th Floor
New York, New York 10006

> **Re:** **Creative Realities, Inc. (f/k/a Wireless Ronin Technologies, Inc.)**
> **Preliminary Information Statement on Schedule 14C**
> **Filed on September 12, 2014**
> **File No. 001-33169**

Dear Mr. Price:

      We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Maryse Mills-Apenteng

      Maryse Mills-Apenteng
      Special Counsel

cc:    <u>Via E-mail</u>
      Paul D. Chestovich, Esq.
      Maslon Edelman Borman & Brand, LLP